EXHIBIT 8.1

Subsidiaries of Caesarstone Sdot-Yam Ltd.

Name	Jurisdiction of Incorporation/Organization
Caesarstone Australia PTY Limited	Australia
Caesarstone South East Asia PTE LTD	Singapore
Caesarstone Canada Inc.	Canada
Caesarstone USA, Inc.	United States
Caesarstone Technologies USA, Inc.	United States